Exhibit 99.5

PRESS RELEASE

Decarbonizing French Industry: TotalEnergies Signs a
Renewable Electricity Supply Agreement with Saint-Gobain

Paris, October 8, 2024 – TotalEnergies has signed with Saint-Gobain a Power Purchase Agreement (PPA), under which TotalEnergies will supply renewable electricity to Saint-Gobain’s French facilities. It will take effect from January 2026 for a total volume of 875 GWh over a period of five years.

TotalEnergies will provide Saint-Gobain with a baseload supply of electricity and guarantees of origin for that amount of power, produced by TotalEnergies’ wind and solar plants in the northeast and south of France, and the Loire Valley.

The contract for renewable electricity between the two companies adds to a previous agreement, signed in June 2023, for the sale to Saint-Gobain of biomethane produced by TotalEnergies at its BioBéarn site.

“We are delighted with this new contract with Saint-Gobain, a sign of our shared commitment to take carbon out of French industry. It also demonstrates our ability to offer electricity solutions that meet our client’s needs while ensuring the origin of the green electricity provided”, said Sophie Chevalier, Vice President, Flexible Power & Integration, TotalEnergies. “In France, TotalEnergies has a renewable portfolio of over 2 GW, preventing the emission into the atmosphere of 800,000 tons of CO2 every year. That’s a persuasive argument for our customers”, she added.

"Saint-Gobain is committed to achieving net-zero carbon emissions by 2050. Realizing this ambition involves decarbonizing our production processes. This contract signed with TotalEnergies allows the Group to take a further step toward this goal with a reliable and continuous supply of renewable electricity for our industrial sites. With this PPA, combined with others signed by the Group in France, 30% of the electricity will be from renewable sources in France by 2027", explained Swaroop Srinath, Energy Purchasing Director for the Saint-Gobain Group.

Tailored solutions for the specific needs of our customers worldwide

The PPA with Saint-Gobain follows similar contracts signed with Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

***

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By mid-2024, TotalEnergies’ gross renewable electricity generation installed capacity reached 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).